

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2019

Pablo Manuel Vera Pinto
Chief Financial Officer
Vista Oil & Gas, S.A.B. de C.V.
Paseo de la Reforma No. 243, Floor 18
Cuauhtémoc, Cuauhtémoc
Mexico City, 06500
Mexico

> **Re: Vista Oil & Gas, S.A.B. de C.V.**
> **Draft Registration Statement on Form DRS F-1**
> **Submitted January 24, 2019**
> **CIK No. 0001762506**

Dear Mr. Vera Pinto:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form DRS F-1

Prospectus Summary
Our Company, page 1

1. In the first paragraph of page 1, you state that you are "a leading independent Latin American oil and gas company . . . ." Please disclose the metric on which you are basing this assertion of leadership in the Latin American oil and gas industry, and provide us with support for this claim and your subsequent claim that "As of September 30, 2018, we were the sixth largest oil producer in Argentina."

2.   You describe your conventional assets on page 1 as "high-quality, low-operating cost, high-margin conventional producing assets in Argentina and Mexico." If you retain this description, please balance the disclosure by clarifying here that your conventional fields in Argentina have a lower recovery factor as compared to an average recovery factor across conventional onshore fields in Argentina and in analog onshore basins in the U.S. We note the related disclosure on page 3. Please also clarify here that all of your revenues, production, drilling and workover activities, and estimated proved reserves are currently in Argentina.

Our Business Strategy, page 3

3.   You state in the carryover paragraph on pages 3 to 4 that "The execution of our Vaca Muerta development plan will be the main source of cash flow expansion and will drive shareholder returns . . . ." Insofar as you have yet to establish any production or reserves in the Vaca Muerta shale, this disclosure appears to be premature. If you retain it, please revise to clarify that this disclosure represents management's belief.

Corporate Reorganization, page 5

4.   Once available, please provide updated information regarding the status of your reorganization, including any material developments relating to its anticipated "tax free" status (page 37). Similarly, quantify at page 175 the amount of compensation paid to the board and your senior management during the year ended December 31, 2018.

Corporate Information, page 6

5.   We note the organizational diagram on page 7. Please revise to include an organizational diagram which gives effect to the Argentine reorganization and the completion of the instant offering and which displays the post-offering ownership stakes of public investors, your management team, Riverstone Vista Capital Partners, L.P., and any other significant stakeholders.

Summary Financial and Operating Data
Reserves Data
Operating Data, page 17

6.   Revise the tabular presentation of your proved reserves to separately disclose the figures by individual product type of oil/condensate and natural gas liquids. This comment applies to the comparable disclosure of reserves provided throughout your prospectus and in Exhibit 99.1. Refer to the disclosure requirements under Item 1202(a)(2) and 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4.

7.   Expand the disclosure of your proved natural gas reserves to clarify, if true, that the figures include volumes of gas consumed in operations as fuel in addition to the marketable or sales gas volumes. If your proved natural gas reserves include material

amounts of gas consumed in operations as fuel, expand your disclosure to clarify the amounts. This comment applies to the comparable disclosure of natural gas reserves provided throughout your prospectus. Refer to FASB ASC 932-50-10.

8.   Revise the figures relating to the disclosure of proved reserves and production volumes calculated using your working interest percentages to provide the net quantities owned by you and produced to your interest, less royalties and production due to others. This comment applies to the comparable disclosure of reserves and production provided throughout your prospectus. Refer to Rule 4-10(a)(26) of Regulation S-X, FASB ASC 932-235-50-4 and Instruction 1 to Item 1204 of Regulation S-K.

9.   Expand the disclosure of oil and gas prices accompanying the tabular presentation of your proved reserves to clarify that these prices were used in the estimation of the reserves and whether they represent either the initial first-day-of-the-month average annual benchmark or realized price. This comment applies to the comparable disclosure provided throughout your prospectus.

10.   Expand the disclosure of the average realized sales prices provided on page 17 to present separate figures for the average sales price per unit of oil/condensate and per unit of natural gas liquids produced. This comment applies to the comparable disclosure provided throughout your prospectus. Refer to Item 1204(b)(1) of Regulation S-K.

Risk Factors
Risks Related to our Business and Industry
"Our operations and drilling activity are concentrated . . . .", page 29

11.   You state here that "As of September 30, 2018, most of our producing properties and total estimated proved reserves were geographically concentrated in the Neuquina and Golfo San Jorge basins, both located in Argentina." However, your tabular disclosure on page 147 indicates that you had no estimated proved reserves or production in the Golfo San Jorge basin. Please revise or advise.

Risks Related to the Argentine and Mexican Economies and Regulatory Environments, page 44

12.   In light of the pending equity financings which you mention at pages 106, 183, and 186, please identify in an appropriate risk factor the material considerations related to or the principal risks arising from the Mexican Federal Economic Competition Commission's jurisdiction over your activities.

Use of Proceeds, page 65

13.   When known, please disclose the estimated proceeds you plan to allocate to each of the uses described, including the amounts for the principal listed components of your development plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Capital Expenditures, page 107

14.   We note from your disclosure that you intend to fund capital expenditures with cash generated from your operations, cash on hand, credit facilities and proceeds from this equity offering. Expand your discussion to provide information regarding your commitments for capital or other expenditures. For example, the expanded disclosures should specifically address the existence and timing of the investment commitments related to the drilling of exploration and development wells as disclosed on pages F-120, F-225 and F-236 of your financial statements, as well as the capital commitments discussed in the property disclosures beginning on page 152 continuing through page 157. Refer to Section IV of Release No. 33-8350 on Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies
Exploration and evaluation assets, page 111

15.   Clarify for us how you have addressed the classification and disclosure requirements of paragraphs 23 through 25 of IFRS 6 related to exploration and evaluation assets on the balance sheet and in the related footnotes.

Industry and Regulatory Overview
Argentina's Oil and Gas Industry Overview, page 115

16.   Expand your disclosure of various estimates of proved, 1P and 3P reserves and prospective resources to clarify the source and effective date of the estimates. Additionally, provide a brief description of the assumptions used in preparing the estimates. For estimates of reserves, also indicate whether the estimates:
   • include both developed and undeveloped volumes,
   • represent marketable volumes which generate sales revenues,
   • are economically recoverable at current prices, at forecasted future prices or are solely technical volumes unrelated to economic considerations, and
   • are comparable to estimates prepared using standards such as the U.S. Securities and Exchange Commission's definitions in Rule 4-10(a) of Regulation S-X or the Society of Petroleum Engineers' Petroleum Resources Management System.

   For estimates of resources, also indicate whether the estimates:
   • represent marketable volumes which generate sales revenues,
   • represent risked or unrisked volumes, and
   • are comparable to estimates prepared using standards such as the Society of Petroleum Engineers' Petroleum Resources Management System.

This comment applies to the disclosure relating to both Argentina beginning on page 115 and Mexico beginning on page 133.

17.   Expand your discussion of the geological characteristics provided on page 124 to clarify the acronym "TOC" and explain the significance of the metric in preparing a comparison to other successful shale plays.

Mexico's Oil and Gas Industry Overview, page 133

18.   Modify your disclosure relating to the remaining volume of 38.2 Bnboe attributed to large Mexican deep-water projects on page 134 to clarify if the figure represents an estimate of 3P reserves or prospective resources.

Our Business, page 142

19.   Revise your disclosure to resolve the following apparent inconsistencies compared to the information presented on page 147:
- the concession expiration year of 2026 relating to the Coiron Amargo Sur Norte property provided on page 151,
- the estimated net proved reserves of 12.5 MMBoe relating to the Bajada del Palo Oeste property provided on page 153,
- the concession expiration year of 2036 relating to the Acambuco property provided on page 155, and
- the total gross and net acreage, excluding Acambuco, provided on page 160.

Acreage, page 160

20.   Revise your disclosure to provide the figures for the total gross and net developed and undeveloped acreage. Refer to the disclosure requirements pursuant to Item 1208 of Regulation S-K.

Production, page 161

21.   Reconcile for us the apparent inconsistencies between the average 2017 daily production figures disclosed on page 161 and the cumulative annual production figures disclosed on page F-143.

Management Team, page 173

22.   You suggest that the team members were "designated on August 1, 2017," but you explain at page 142 that you have been "operating" only since April 4, 2018. Please revise the sketches to clarify when each member began full time work for Vista Oil & Gas and to eliminate significant gaps or ambiguities in recent professional experience for the interim periods. For example, Mr. Garoby appears to have left his position at YPF in October 2016.

23.   Similarly, in light of the relatively recent commencement of your operations and short tenure of your management team with Vista Oil & Gas, please provide revised disclosure to place in proper context your assertions regarding how its experience "differentiates [you] in the market" (page 3) and "will allow [you] to lower [your] development and operating costs at a faster pace than other Vaca Muerta operators" (page 4). Also provide support for your assertion (at page 4) that your "world class" (page 89) team is "renowned for its operating and management experience in Latin America."

Description of the Series A Shares and Bylaws
Capital Stock, page 185

24.   Please revise this section to identify the referenced Strategic Partners and to disclose the material provisions of the strategic partners agreement described on page 183 and in Article Ten of your bylaws (filed as Exhibit 3.1). In addition, please file both the strategic partners agreement and your forward purchase agreement with Riverstone Vista Capital Partners, L.P. as exhibits.

Vista Oil & Gas, S.A.B. DE C.V. (Successor) and Petrolera Entre Lomas Sociedad Anonima (Predecessor)
Notes to Consolidated Financial Statements
Note 20.2 Capital Risk Management, page F-101

25.   We note your disclosure of the financial leverage ratio as of September 30, 2018, which appears to meet the definition of a non-GAAP financial measure. Item 10(e)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP financial measures within the notes of the financial statements. Therefore, remove this disclosure from the notes of the financial statements in accordance with the guidance noted.

Note 31. Business Combinations
[A] Property, plant and equipment, page F-124

26.   We note the label for oil and gas property as "Mining Property" in this footnote. However, in Note 13, the label for oil and gas property is "Mineral properties." Revise the reference to "Mining Property" for consistency with the "Mineral properties" label. This comment is applicable to all references to Mining Property throughout the submission.

Note 35 Supplemental Information on Oil and Gas Activities (Unaudited)
Estimated Oil and Gas Reserves, page F-141

27.   Clarify for us the difference between your use of the term "technical" volumes and the requirement that reserves be economically producible. Refer to the definitions of reserves and economically producible in Rule 4-10(a)(26) and (a)(10) of Regulation S-X, respectively.

28.   Expand the disclosure of your natural gas expressed as millions of oil equivalent to

provide the factor used to convert natural gas to oil equivalent amounts. Refer to Instruction 3 to paragraph (a)(2) of Item 1202 of Regulation S-K.

29.   Modify your disclosure of natural gas volumes to clarify, if true, that the figures presented represent an aggregation of the volumes of gas consumed in operations as fuel and the volumes of marketable or sales gas.

30.   Expand your disclosure of the changes in the net quantities of total proved reserves to include an explanation of the significant changes related to each line item other than production. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserves between periods is fully explained. As for revisions in previous estimates, you should identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows, page F-143

31.   If your proved natural gas reserves include material amounts of natural gas consumed in operations as fuel, explain to us how these reserves were accounted for in the calculation of the standardized measure of discounted future net cash flows. This comment applies to the comparable disclosure of your standardized measure presented throughout your prospectus. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-36.

APCO Oil and Gas International Inc. Argentina Branch
Notes to the Financial Statements
Note 27 Operations in Hydrocarbon Joint Operations, page F-220

32.   Tell us why you have not provided information responsive to the disclosure requirements of FASB ASC section 932-235-50 relating to APCO's oil and gas properties as identified on page F-221.

Jaguel de los Machos and 25 de Mayo-Medanito SE
Notes to the Combined Abbreviated Statements of Revenues and Direct Operating Expenses
Note 9 Supplemental Oil and Gas Reserves Information (Unaudited), page F-237

33.   Expand the tabular presentation shown on page F-238 to provide the proved developed and proved undeveloped reserves by individual product type at the beginning of the year, e.g. January 1, 2017. Refer to the disclosure requirements of FASB ASC paragraph 932-235-50-4.

Exhibits

34. We note your discussion of U.S. federal income tax considerations beginning at page 214. If true, please clarify that U.S. counsel will be providing a legal opinion as to the material U.S. federal income tax consequences.

35. The reserves report filed as Exhibit 99.1 does not appear to include all of the information that is required by Item 1202(a)(8) of Regulation S-K. Obtain and file a revised reserves report to address the following points:

- The reserves report should specify the initial benchmark and the average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, for the reserves included in the report. Disclosure of this information is part of the primary economic assumptions required under Item 1202(a)(8)(v) of Regulation S-K.
- The reserves report should present the estimates of remaining hydrocarbon volumes in units of measurement, e.g. barrels and cubic feet, consistent with the comparable disclosure in the prospectus and as required pursuant to Item 1202(a)(1) of Regulation S-K and FASB ASC 932-235-50-9. Disclosure of this information is part of the third party's conclusions with respect to the reserves estimates required under Item 1202(a)(8)(ix) of Regulation S-K.
- The reserves report should include the reported total proved developed, total proved undeveloped and total proved remaining hydrocarbon volumes by individual product type based on a simple arithmetic summation of the estimates for the individual properties shown in the report consistent with the disclosure of such information provided in the prospectus and as required pursuant to Item 1202(a)(1) of Regulation S-K and FASB ASC 932-235-50-4. Disclosure of this information is part of the third party's conclusions with respect to the reserves estimates required under Item 1202(a)(8)(ix) of Regulation S-K.

General

36. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

   For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Natural Resources